 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
UNDERTAKING

A.	Name of issuer or persons filing (“Filers”): ROGERS COMMUNICATIONS INC. AND ROGERS COMMUNICATIONS CANADA INC.

B.	(1)	This is an (check one)

	☒	original filing for the Filers

	☐	amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants	ROGERS COMMUNICATIONS INC. AND ROGERS COMMUNICATIONS CANADA INC.

Form type	Form F-10

File Number (if known)	333-294132

Filed by	ROGERS COMMUNICATIONS INC. AND ROGERS COMMUNICATIONS CANADA INC.

Date Filed (if filed concurrently, so indicate):	March 9, 2026 (filed concurrently with Form F-10)

D.	Each Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 Telephone: (416) 935-7777

E.
Each Filer designates and appoints CT Corporation System (“Agent”) located at 28 Liberty Street, New York, NY 10005 (Tel. (212) 894-8940) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form F-10 on March 9, 2026 or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to whom Form F-10 relates has ceased reported under the Securities Exchange Act of 1934, as amended. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relate; and the transactions in such securities.

[Signature page follows]

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 9th day of March, 2026.

ROGERS COMMUNICATIONS INC.

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Chief Financial Officer

By:	/s/ Jacques Poddar
	Name:	Jacques Poddar
	Title:	Vice President, Treasurer

ROGERS COMMUNICATIONS CANADA INC.

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Chief Financial Officer

By:	/s/ Jacques Poddar
	Name:	Jacques Poddar
	Title:	Vice President, Treasurer

This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM as Agent for Service of Process for Rogers Communications Inc. and Rogers Communications Canada Inc.

By:	/s/ Olga Hinkel
	Name:	Olga Hinkel
	Title:	Vice President
	Date:	March 9, 2026